SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33476

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Insurance Services, LLC 401(k) Plan
(referred to formerly as the Paul Hertel & Company, Inc. Thrift and Profit Sharing Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

REQUIRED INFORMATION

Items 1-3. The Beneficial Insurance Services, LLC 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan intends to file financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan's summary annual report and Schedule I to the form 5500 Annual Report will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008

Beneficial Mutual Savings Bank
401 (k) Plan

Plan Administrator

US2008 353489.1

END